Exhibit 99.1

ReneSola Ltd Announces First Quarter 2010 Results

Company returns to profitability with net income of US$11.8 million;
Achieves revenues of US$206.6 million and record quarterly shipments of 242.4 MW, both exceeding Company guidance

JIASHAN, China, May 10, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer (“OEM”) services, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Financial and Operating Highlights

•	Total solar product shipments in Q1 2010 were a record 242.4 megawatts (“MW”), an increase of 12.6% from 215.2 MW in Q4 2009.

•	Q1 2010 net revenues were US$206.6 million, an increase of 14.8% from US$179.9 million in Q4 2009.

•	Q1 2010 gross profit was US$35.3 million with a gross profit margin of 17.1%, compared to a gross margin of negative 0.6% in Q4 2009.

•	Q1 2010 operating income was US$21.2 million with an operating margin of 10.3%, compared to an operating margin of negative 11.4% in Q4 2009.

•	Q1 2010 net income was US$11.8 million, representing basic and diluted earnings per share of US$0.07, and basic and diluted earnings per American depositary share (“ADS”) of US$0.14.

•
The Company generated strong positive cash flow in Q1 2010 and reduced inventory carrying cost to US$54 per kilogram at the end of Q1 2010 with an average carrying cost of US$60 per kilogram during the quarter.

“We had a strong first quarter of 2010, characterized by record solar product shipments and our return to profitability,” said Li Xianshou, ReneSola’s chief executive officer. “During the quarter, we continued to benefit from the execution of our cost-competitive strategy and focus on high-quality wafer production supported by solar module OEM services. We believe we are well positioned to capitalize on our cost-competitive leadership position and effective end-to-end manufacturing platform. In addition, we have recently witnessed strong market demand for wafer products resulting in higher wafer ASPs and we expect such momentum to continue throughout 2010.”

Julia Xu, ReneSola’s chief financial officer, added, “We significantly improved our margins in the first quarter of 2010 due to lower raw material costs and improved manufacturing efficiencies. ReneSola has now become an industry leader in low cost manufacturing. We anticipate additional cost reductions throughout 2010 which, combined with expected strong market demand for wafers, should help to further increase our profitability.”

Results for the First Quarter 2010

Changes in Wafer Efficiency Calculation

Effective January 1, 2010, the Company adjusted its efficiency calculation to reflect its current solar cell conversion efficiency rates. As of December 31, 2009, the Company had achieved average conversion efficiency rates for solar cells utilizing in-house monocrystalline and multicrystalline wafers of 17.4% and 16%, respectively. This compares to the Company’s previous monocrystalline and multicrystalline conversion efficiency rates of 16% and 15%, respectively. Under these adjusted conversion efficiency rates, the average amount of power per watt (“W”) generated by each wafer has increased 5% to 8%. ReneSola may adjust its efficiency calculation from time to time should efficiencies continue to improve. Wafer products are typically sold on a per piece basis.

	Adjusted Solar Cell Conversion Efficiency Rates		Previous Solar Cell Conversion Efficiency Rates
	1Q10	4Q09	4Q09
125x125mm Monocrystalline Wafer (W)	2.6	2.6	2.4
156x156mm Monocrystalline Wafer (W)	4.2	4.2	3.9
156x156mm Multicrystalline Wafer (W)	3.9	3.9	3.7
Wafer ASP ($/W)	$0.77	$0.75	$0.80

Product Shipments

Total solar product shipments in Q1 2010 exceeded the Company’s guidance as a result of strong overall market demand, particularly for solar wafers.

	1Q10	4Q09*	4Q09	1Q09	Q-o-Q%*
Total Solar Product Shipments (MW)	242.4	215.2	202.9	90.4	12.6%
Wafer Shipments (MW)	226.9	199.6	187.4	90.4	13.7%
Module Shipments (MW)	15.4	14.6	14.6	N/A	5.5%
* Based on the Company’s adjusted efficiency calculation effective January 1, 2010.

Net Revenues

	1Q10	4Q09	1Q09	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$206.6	$179.9	$106.9	14.8%	93.3%

Net revenues in Q1 2010 exceeded the Company’s guidance. The Company’s wafer ASP increased from US$0.75 per watt in Q4 2009 to US$0.77 per watt in Q1 2010 based on the Company’s new efficiency calculation.

Gross Profit (Loss)

	1Q10	4Q09**	1Q09
Gross Profit (Loss) (US$mln)	$35.3	$(1.1)	$(51.1)
Gross Margin	17.1%	(0.6)%	(47.8)%
** The Company reclassified US$6.0 million from its operating expenses into cost of goods sold with regards to provisions made against Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., resulting in an increase of US$6.0 million in cost of goods sold in Q4 2009 and a decrease of US$6.0 million in operating expenses in the same quarter.

The significant improvement in the Company’s gross margin from negative 0.6% in Q4 2009 to positive 17.1% in Q1 2010 is attributable to a large decrease in polysilicon cost from US$74 per kilogram in Q4 2009 to US$60 per kilogram in Q1 2010 and the strong progress made through cost reduction initiatives.

Operating Income (Loss)

	1Q10	4Q09	1Q09	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$14.1	$19.4	$7.3	(27.3)%	93.2%
Operating Income (Loss) (US$mln)	$21.2	$(20.5)	$(58.3)	-	-
Operating Margin	10.3%	(11.4)%	(54.5)%	-	-

The sequential decrease in operating expenses was primarily attributable to a provision of US$8.6 million against doubtful receivables from Linzhou Zhongsheng Semiconductor (“Linzhou Zhongsheng”) in Q4 2009.

Foreign Exchange Gain (Loss)

	1Q10	4Q09	1Q09
Foreign Exchange Gain (Loss) (US$mln)	$(0.9)	$(0.5)	$(0.6)

The Company recognized a foreign exchange loss of approximately US$0.9 million in Q1 2010, mostly related to fluctuations in euro and U.S. dollar denominated exchange rates. In Q1 2010, ReneSola’s revenue breakdown by currency was approximately 51% in renminbi (RMB), 36% in U.S. dollars (USD), and 13% in euros (EUR). The Company expects euro denominated sales to be approximately 15% of full year 2010 overall revenues.

Income (Loss) Before Income Tax

	1Q10	4Q09	1Q09
Income (Loss) Before Income Tax (US$mln)	$15.4	$(22.5)	$(62.8)

Taxation

	1Q10	4Q09	1Q09
Tax (Expense) Benefit (US$mln)	$(3.6)	$5.4	$32.8

Tax benefits were recognized in Q1 2009 and Q4 2009 largely due to tax losses. The Company assumes a 23.6% tax rate for 2010.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	1Q10	4Q09	1Q09
Net Income (Loss) (US$mln)	$11.8	$(17.0)	$(30.0)
Earnings (Loss) Per Share	$0.07	$(0.10)	$(0.22)
Earnings (Loss) Per ADS	$0.14	$(0.20)	$(0.44)

The Company returned to profitability with basic and diluted earnings per share of US$0.07, and basic and diluted earnings per ADS of US$0.14.

Recent Business Developments

Wafer Capacity to Reach 1.2 Gigawatts (“GW”) by Q2 2010

In Q1 2010, ReneSola increased its wafer manufacturing capacity to 950 MW from 825 MW in Q4 2009 through improvements in slicing efficiencies using existing equipment and as a result of its adjusted wattage per piece calculation.  In Q2 2010, the Company expects to add an additional 260 MW of capacity, bringing total wafer manufacturing capacity to 1,210 MW.

Strong Global Demand for Wafer Products

As a result of a recovery in demand for solar products in 2010, the Company has witnessed a tight supply of wafer products within the solar industry, resulting in average ASP increases of approximately 5% when comparing wafer prices in May 2010 to Q1 2010 average prices.

700 MW Solar Module OEM Agreements

In Q1 2010, ReneSola signed three OEM agreements to provide 700 MW of solar modules to three major global solar companies over a period of three years. The Company expects to ship between 200 MW to 250 MW of solar module products as it ramps up its production capacity throughout 2010.

Sichuan Polysilicon Facility Update

Phase 1 of polysilicon trial production achieved closed loop manufacturing with the activation of Trichlorosilane (“TCS”) synthesis and hydrogenation in March 2010. Phase II trial production commenced in February 2010 and is expected to be fully integrated by Q3 2010. The Company achieved total production output of approximately 118.5 metric tonnes (“MT”) in Q1 2010 and once both phases are fully integrated the Company plans to produce approximately 1,500 MT to 1,700 MT of polysilicon for the full year 2010 with a production cost target of US$40 per kilogram to US$45 per kilogram.

Balance Sheet

Convertible Bonds Fully Redeemed

During Q1 2010, the Company repurchased approximately US$31.5 million (equivalent to RMB214.8 million) aggregate principal amount of its RMB 928,700,000 U.S. Dollar Settled 1.0% Convertible Bonds due March 26, 2012 (the “Bonds”), for a total consideration of approximately US$32.7 million (equivalent to RMB223.6 million). As of March 31, 2010, the Company had no Bonds outstanding.

Prudent Capital Expenditures against Strong Operating Cash Flow

In Q1 2010, the Company spent approximately US$24.2 million in capital expenditures related to wafer, cell and module capacity expansion and generated strong operating cash flow. The Company plans to spend approximately US$100 million to bring wafer capacity to 1,210 MW, and cell and module capacities to 240 MW and 375 MW, respectively, by Q2 2010.

Company Appoints New Vice President of Wafer Technology

The Company recently appointed Mr. Zhidong Zheng as vice president of wafer technology. Mr. Zheng has served as R&D director of wafer technology for ReneSola since February 2009, leading the Company in reducing its wafer degradation and improving cell efficiencies. Mr. Zheng has over twenty years of research and engineering experience with extensive knowledge in optical and photovoltaic processes and operations. Prior to joining ReneSola, from 2005 to 2009, Mr. Zheng served as vice president of technology and operations for Jinggong Shaoxin Solar Energy, where he contributed significantly to the manufacturing of the first Chinese-made multicrystalline furnace. From 1989 to 2005, Mr. Zheng worked as an optical crystal engineer and department manager for a variety of companies in Singapore, as well as Zhejiang University. Mr. Zheng received a bachelor’s degree in Optics Engineering from Zhejiang University in 1989.

Q2 2010 and FY 2010 Outlook

	2Q10E	FY10E
Total Solar Product Shipments (MW)	230 – 250	1,000 – 1,100
Net Revenues (US$mln)	$230 – $250	$900 – $950
Gross Profit Margin (%)	21%-23%	21%-23%

The Company revises upward its full year 2010 estimates and expects total solar product shipments of 1.0 GW to 1.1 GW, up from the previous total solar product shipment estimate of 900 MW to 950 MW. The Company expects stable ASPs in Q3 and ASP declines of 5% to 10% from the current level in Q4. The Company expects to continue reducing its overall production costs and revises upward its full year 2010 gross profit margin to be in the range of 21% to 23%.

Conference Call Information

ReneSola’s management will host an earnings conference call on Monday, May 10, 2010 at 8 am U.S. Eastern Daylight Time / 8 pm Beijing/Hong Kong time / 1 pm British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-213-8059
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until May 17, 2010:

International:	+1-617-801-6888
Passcode:	26472273

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers. Capitalizing on economies of scale, low-cost production capabilities and technological innovations, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and solar module OEM services. The Company possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:      +86-573-8477-3903
Email:  feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86-8520-6284
Email:  derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
Email:  jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:      +44-20-7601-6100
Email:  tim.feather@westhousesecurities.com
             richard.baty@westhousesecurities.com

	RENESOLA LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)
	March 31,	December 31,	March 31,
	2010	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	98,041	106,808	172,614
Restricted cash	44,195	25,266	67,394
Available for sale investment	8,109	12,474	0
Trade receivable, net of allowances for doubtful receivables	146,386	107,987	34,965
Inventories, net of inventory provisions	122,335	137,844	148,856
Advances to suppliers, current portion	12,123	12,092	18,930
Amounts due from related parties	440	440	441
Value added tax recoverable	43,611	51,843	22,829
Prepaid expenses and other current assets	9,294	7,326	10,107
Deferred tax assets, current portion	22,853	22,070	38,748
Total current assets	507,387	484,150	514,884

Property, plant and equipment, net	721,156	702,816	415,561
Prepaid land rent, net	25,450	23,137	13,372
Other Intangible assets	562	1,349	0
Deferred tax assets, non-current portion	36,406	40,211	15,049
Deferred convertible bond issue costs	0	86	1,573
Advances to suppliers, non-current portion	7,193	8,072	48,635
Advances for purchases of property, plant and equipment	21,209	20,840	164,959
Other long-term assets	1,989	2,840	1,064
Goodwill	5,323	5,323	0
Total assets	1,326,675	1,288,824	1,175,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	406,609	358,634	277,006
Accounts payable	129,159	93,406	37,181
Advances from customers, current portion	54,029	53,852	58,584
Amounts due to related parties	40	24	24
Other current liabilities	71,413	71,461	47,156
Convertible bond payable, current portion	0	32,475	0
Total current liabilities	661,250	609,852	419,951

Convertible bond payable, non-current portion	0	0	139,080
Long-term borrowings	171,409	189,279	135,667
Advances from customers, non-current portion	73,919	78,578	113,181
Other long-term liabilities	12,008	10,858	15,197
Total liabilities	918,586	888,567	823,076

Shareholders’ equity
Common shares	414,068	413,753	330,666
Additional paid-in capital	21,165	21,065	18,457
Accumulated deficits	(37,738)	(49,515)	(18,725)
Accumulated other comprehensive income	10,594	14,954	21,623
Total shareholders’ equity	408,089	400,257	352,021

Non-controlling interests	0	0	0
Total liabilities and shareholders’ equity	1,326,675	1,288,824	1,175,097

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollar in thousands, except ADS and share data)

	Three months ended	Three months ended	Three months ended
	March 31, 2010	December 31, 2009(1)	March 31, 2009

Net revenues	206,551	179,885	106,946
Cost of revenues	(171,228)	(180,989)	(158,033)
Gross profit (loss)	35,323	(1,104)	(51,087)

Operating expenses:
Sales and marketing	(1,426)	(2,034)	(116)
General and administrative	(4,727)	(14,816)	(3,956)
Research and development	(6,168)	(2,860)	(3,446)
Other general (expense) income	(1,798)	338	259
Total operating expenses	(14,119)	(19,372)	(7,259)

Income (loss) from operations	21,204	(20,476)	(58,346)

Non-operating (expenses) income:
Interest income	101	815	456
Interest expenses	(4,968)	(4,950)	(4,048)
Foreign exchange gain (loss)	(911)	(495)	(550)
Debt conversion profit	0	2,642	0
Equity in earning of investee	0	0	(291)
Total non-operating (expenses) income	(5,778)	(1,988)	(4,433)

Income (loss) before income tax	15,426	(22,464)	(62,779)

Income tax benefit (expense)	(3,649)	5,434	32,760
Net income (loss) attributed to non-controlling interest	0	0	0
Net income (loss) attributed to holders of ordinary shares	11,777	(17,030)	(30,019)

Earnings (Loss) per share
Basic	0.07	(0.10)	(0.22)
Diluted	0.07	(0.10)	(0.22)

Earnings (Loss) per ADS
Basic	0.14	(0.20)	(0.44)
Diluted	0.14	(0.20)	(0.44)

Weighted average number of shares used in computing earnings per share
Basic	172,668,245	171,277,086	137,624,912
Diluted	172,668,245	171,277,086	137,624,912

(1)
The Company reclassified US$6.0 million from its operating expenses into cost of goods sold with regards to provisions made against Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., resulting in an increase of US$6.0 million in cost of goods sold in Q4 2009 and a decrease of US$6.0 million in operating expenses in the same quarter.